FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

 1. Acquisition of EsoBiotec completed

20 May 2025

Acquisition of EsoBiotec completed

AstraZeneca today announced the successful completion of the acquisition of EsoBiotec, a biotechnology company pioneering in vivo cell therapies that has demonstrated promising early clinical activity. The EsoBiotec Engineered NanoBody Lentiviral (ENaBL) platform empowers the immune system to attack cancers and could offer many more patients access to transformative cell therapy treatments delivered in just minutes rather than the current process which takes weeks.

ENaBL uses highly targeted lentiviruses to deliver genetic instructions to specific immune cells, such as T cells, which programme them to recognise and destroy tumour cells for cancer treatment or autoreactive cells for potential use in immune-mediated diseases. This approach enables cell therapies to be administered through a simple IV injection and without the need for immune cell depletion.

As a result of this acquisition, EsoBiotec has become a wholly owned subsidiary of AstraZeneca, with operations in Belgium.

Financial considerations
AstraZeneca has acquired all outstanding equity of EsoBiotec for a total consideration of up to $1bn, on a cash and debt free basis. This includes an initial payment of $425m, and up to $575m in contingent consideration based on development and regulatory milestones.

The transaction does not impact AstraZeneca's financial guidance for 2025.

Notes

AstraZeneca in cell therapy
AstraZeneca's ambition is to realise the full potential of cell therapies. It is focused on empowering the immune system to attack cancers, reset the underlying drivers of immune-mediated diseases, and provide transformative solutions with curative potential for people living with rare diseases. To achieve this, the Company is building world-class cell therapy capabilities and advancing a broad pipeline of cell therapies, enabled by technologies including chimeric antigen receptor T-cells (CAR T), T-cell receptor therapies (TCR T) and CAR T regulatory (CAR Tregs) cells.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission and eventually cure in immune-mediated diseases.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 May 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary